Exhibit 99.2

OKEANIS ECO TANKERS CORP.: REPORTING OF TRANSACTIONS MADE BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM IN OKEANIS ECO TANKER CORP.’S SHARES

17 August 2026: Pursuant to the Market Abuse Regulation article 19, Okeanis Eco Tankers Corp. (the “Company”), hereby notify receipt of information of the following transactions made by persons discharging managerial responsibilities in the Company and persons closely associated with them in the Company’s shares and other financial instruments linked thereto.

1	Details of the Reporting Person / their Closely Associated Persons
a)	Name	QVT Financial LP
b)	LEI	549300JMMSS9C5S2HO30
2	Reason for the notification
a)	Position/status	Legal Person Closely Associated with Board Member Daniel Gold
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Okeanis Eco Tankers Corp.
b)	LEI	213800U35RCYXTKVEM65
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares in Okeanis Eco Tankers Corp. ISIN: MHY641771016
b)	Nature of the transaction(s)	Sale

c)	Price(s) and volume(s)	Price(s) in USD	Volume(s)
		65.04	8,539
		59.99	68,420

d)	Aggregated information
	- Aggregated volume	A total of 76,959 shares sold
	- Aggregated Price	USD 60.55
e)	Date of the transaction(s)	August 13, 2026 August 14, 2026
f)	Place of the transaction(s)	NYSE - New York Stock Exchange (XNYS)